

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
David C. Mussman
Executive Vice President,
Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re:** **West Corporation**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-162292**

Dear Mr. Mussman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to include all the information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933, including the offering price range and the number of shares. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

2. As far as practicable, please fill in the blanks throughout the prospectus in your next amendment.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have

comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Prospectus Summary, page 1

Risk Factors, page 7

5. We note the deletion of risks relating to your ability to service indebtedness and fund liquidity, potential future impairments, your negative net worth, foreign operations, and the integration and identification of acquisitions. Please include references to these risks in this section, as they appear to be material to an investor's consideration of your operations.

The Offering, page 9

6. Please tell us why you deleted the table in this section that showed the offering proceeds to your Sponsors, directors and executive officers. If you deleted this table because it referred only to proceeds to be received by them in their capacities as selling stockholders, please supplementally confirm that that is the case.

Related Party Payments, page 10

7. Please supplementally confirm that this table includes all payments required to be made pursuant to any compensation arrangements with your directors and executive officers, or advise. We note, as an example only, the disclosure on page 99 regarding certain payments to be made in the event of a change of control or initial public offering.

Summary Consolidated Financial Data, page 11

8. We note your reconciliation of Adjusted EBITDA to Net Income on pages 13 and 37. Please explain to us how the $4.4 million adjusting item labeled "Site closure and other impairment" for 2012 differs from the amount of site closure and severance expense for 2012 that is disclosed in MD&A. Please refer to your analysis of selling, general and administrative expenses by business segment on page 44, which indicates that the communication service segment incurred $6.8 million for site closure and severance expense during 2012. If these disclosures refer to differing types of expenses, please revise to better clarify to your investors how these items differ.

Risk Factors, page 14

9. We note your disclosure on page 51 indicating that $58.6 million of your cash and cash equivalents are held by your foreign subsidiaries. Please tell us what consideration you gave to including a risk factor regarding the effect this could have in your company's liquidity. For example, you disclose on page 51 that you "may be required to accrue for unanticipated additional tax costs in the future." We also note your disclosure on page 41 of your most recently filed Form 10-K, indicating that your net cash flow from operating activities decreased for various reasons, including, an "increase in domestic cash taxes associated with repatriation of foreign earnings."

Our Existing Stockholders…, page 25

10. Please disclose in this risk factor the number of directors that each Sponsor may appoint, and the manner in which the chief executive officer will be selected, under the anticipated terms of the Amended Stockholders Agreement.

Use of Proceeds, page 29

11. Please revise this section to describe and quantify the "additional indebtedness" that you may repay with the proceeds of this offering, as well as the "amounts payable as a result of this offering under the management agreement" that may be repaid with the proceeds of this offering.

Dividend Policy, page 30

12. It appears from your disclosure here and on page 9 that you intend to quantify the amount of quarterly and annual cash dividends that you expect to pay following this offering. If you indicate an expectation that you can pay a specified amount of cash dividends, please revise to comply with the guidance in Item 10(b) of Regulation S-K for this projected future dividend. Please disclose the specific key assumptions used in determining the amount of the projected cash dividend in a manner that provides a framework for analysis of the projection and demonstrates that there is a reasonable basis for projecting this level of dividend payments. Please refer to Item 10(b)(3) of Regulation S-K.

Management's Discussion & Analysis, page 38

Results of Operations, page 42

13. Please ensure that your disclosure explains the reasons for year-to-year changes in your results of operations. As an example only, we note your disclosure that "Communication Services cost of services in 2012 increased $53.1 million," which "included $39.4 million of additional costs from acquired entities;" please disclose the reason for the remaining $13.7 increase in Communication Services cost of services in 2012. As a further

example, we note your disclosure that "Unified Communications operating income in 2012 increased $21.3 million," but it is unclear what factors contributed to this increase.

Liquidity and Capital Resources, page 49

14. We note your disclosure at the top of page 51 concerning your special cash dividend. Specifically, we note that you made approximately $18.3 million dividend equivalent cash payments with respect to stock options. Please tell us whether any of these stock options had nonforfeitable rights to dividends or dividend equivalents. If so, please tell us how you considered whether these were participating securities that should be included in computing earnings per share using the two-class method.

15. We note your disclosure indicating that net cash flows used in investing activities for 2012 decreased 38.8% compared to 2011. Please discuss this change in investing activities and the reasons underlying this change. Refer to Section IV.B of SEC Release 33-8350.

16. We note your disclosure on page 55 regarding the financial covenants that were modified by the Amended Credit Agreement, which include various negative covenants that limit the company's financial condition. Please discuss alternate sources of funding and, to the extent material, the consequences of accessing those sources. Please refer to Section IV.C of SEC Release 33-8350.

Security Ownership of Beneficial Owners and Management, page 107

17. Disclose by footnote or otherwise the natural person(s) who control Quadrangle Group Funds and Thomas H. Lee Funds. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer by analogy to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our website. Please note that this comment also applies to your Form 10-K.

Shares Available for Future Sale, page 115

18. Please delete in this section the reference to selling stockholders.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director